

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

Mr. Jerry Booth
Chief Executive Officer
Fresh Traffic Group, Inc.
201 Portage Ave, Suite 1680
Winnipeg MB, Canada

>   **Re: Fresh Traffic Group, Inc.**
>   **Form 10-Q for the Quarterly Period Ended November 30, 2010**
>   **Filed January 21, 2011**
>   **Form 8-K/Amendment No. 1**
>   **Filed January 31, 2011**
>   **File No. 000-53703**

Dear Mr. Booth:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/Amendment No.1 filed January 31, 2011

EX - 99.2

Notes to Pro Forma Consolidated Financial Statements, page 4

1. We note you have 35,600,000 shares of common stock outstanding after the reverse recapitalization transaction with Fresh Traffic Group, Inc., the public shell, and that the shell issued 8,000,000 common stock to operating company's shareholders to effect the transaction, representing only 22.47% of the total issued and outstanding shares. Tell us and describe the individuals/entities who owned the remainder of the issued and outstanding shares and their relationship to you. In this regard, explain to us how the

operating company's shareholders effectively control the combined entity with only 22.47% ownership interests after the transaction and how your reverse recapitalization accounting is appropriate under GAAP in light of your apparent lack of a controlling voting interest. If the operating company's shareholders do not control the combined entity, it appears the public shell is the accounting acquirer. If so, you should account for the transaction as a forward purchase and present predecessor financial statements up to October 26, 2010 and successor financial statements after that date in the filing with no lapse of reporting period. Please advise us in detail. We may have further comments.

Form 10-Q For the Quarterly Period Ended November 30, 2010

Note 1. Basis of Presentation, page F-4

2. Refer to the sixth paragraph. We note that you acquired 100% of ECH by issuing 900,000 restricted common shares to Mr. Tan, ECH's primary creditor, on January 21, 2010, but the transaction was agreed and canceled by all parties involved effective May 31, 2010. In this regard, explain to us how ECH continues to be your wholly owned subsidiary in light of the cancellation of the transaction.

Note 2. Summary of Significant Accounting Policies, page F-6

Segment Information

3. We note your disclosure that your operations consist of primarily internet sales and web-based consulting services rather than coffee business. In that regard, please tell us and disclose in more detail your products and services and how such products and/or services result in revenue; explain that process. Also, explain to us why you do not report service revenues on the face of the income statements.

Note 6. Common Stock, page F-8

4. We note you issued 2,400,000 shares of common stock to Ocean Exploration Ltd. to settle the debt of $70,152 and that you reported a loss on settlement of the debt of $73,848 for the three month period ended November 30, 2010. Please tell us and clarify in your disclosures if Ocean Exploration Ltd is an unrelated third party. If so, explain to us how you fair valued the stock issuance in calculating the loss on settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief